SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02037773

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

P.E.
5-1-02

EKSPORTFINANS ASA
(Translation of registrant's name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40 F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2002

EKSPORTFINANS ASA

By ______________________

Tor F. Johansen
President and Chief
Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Management's Discussion and Analysis of Financial Conditions and Result of Operations

SUMMARY

Net income before taxes in the first quarter of 2002 amounted to NOK 78 million, a decrease of NOK 12 million compared with the same period last year. The reduction was due to lower net interest. The subsidiary company, Kommunekreditt Norge AS, had net income of NOK 13 million before taxes in the first quarter, against NOK 10 million in the first three months of 2001.

At the end of March the Eksportfinans Group had total assets of NOK 92.6 billion, compared with NOK 94.1 billion a year earlier. Since year-end total assets have increased by NOK 7.4 billion. Kommunekreditt accounts for NOK 24.5 billion of total assets. At the end of the first quarter the Group had a capital adequacy ratio of 24.6%.

LENDINGS

New loan disbursements in the first quarter totaled NOK 1.7 billion, against NOK 2 billion in the same period last year. Export credits and internationalization loans accounted for NOK 760 million, compared with last year's first quarter figure of NOK 317 million. This reflects an increase in the inflow of new loan projects in 2001. Financing of exports of capital goods and services made up NOK 197 million of the total, while ship financing accounted for NOK 351 million and internationalization NOK 212 million.

The Norwegian authorities play a significant role in promoting the interests of Norwegian exporters. In January the Norwegian Prime Minister, Kjell Magne Bondevik, paid an official visit to China. The Minister for Trade and Industry, Ansgar Gabrielsen, also participated, along with a large delegation representing the Norwegian business community. Eksportfinans also participated in the delegation, which the company considers to be important in order to ensure that good relations are established with the Norwegian export industry and with central institutions in the host country.

In January, Eksportfinans signed a loan agreement with the Dominican Republic to provide financing of a hydroelectric power plant and a combined plant for flood control and irrigation. The agreement is for USD 210 million, making it the largest of its kind ever provided by Eksportfinans. The Norwegian company NCC International AS is responsible for implementation of the project.

In February, the Norwegian Ministry of Trade and Industry decided to implement a modernized ship-financing scheme as adopted by the OECD. The scheme has been in preparation for some time, and full agreement was finally reached within the OECD in December. Financing is based on the established CIRR scheme, which has long been used to finance capital goods. In Norway, the updated scheme is managed by Eksportfinans on behalf of the Ministry of Trade and Industry.

New loans to the local government sector totaled NOK 966 million in the first quarter. The corresponding figure last year was NOK 1.7 billion. At the end of the period, Kommunekreditt's loan portfolio amounted to NOK 24 billion, compared with NOK 19 billion a year ago, while the year-end figure was NOK 24.7 billion. The reduction in the first quarter was due to the repayment of county authority loans following the transfer of hospital operating functions to the State.

FUNDING

In the first quarter Eksportfinans launched 21 long-term bond issues with an average maturity of slightly more than four years. A total of USD 239 million was paid in during the period.

The Norwegian krone was the main currency for long-term funding during the period, most of which were placed in the domestic market. Several of the transactions have a call option after five

Exhibit Index is on page 3

years. Other funding currencies were Swiss francs, Japanese yen, South African rand, Hong Kong dollars and Australian dollars.

In addition, Eksportfinans issued several so-called Bermuda Callable Notes in Japanese yen during the period. These are securities where the investors accept different kinds of market risk in order to increase the return. Furthermore, a Swiss francs issue targeted at the Swiss retail market was successfully reopened and icreased twice, raising total funds of CHF 400 million. The transaction was originally contracted in December 2001.

There has been a trend towards higher funding costs for borrowers such as Eksportfinans in the capital markets, since institutional investors have been increasingly focused on very large and liquid transactions involving amounts in the order of USD 3 – 6 billion.

RESULTS

The Group had net interest income of NOK 99 million in the first quarter, which is NOK 15 million below last year's first quarter figure. While the interest rate margin on currency-based business has been reduced, total margins have been maintained due to a continuing high level of interest rates for the Norwegian krone. The average interest rate margin in the first quarter stood at 0.38%, compared with 0.37% in the same period last year. At year-end 2001 the figure was 0.39%.

Net changes in values and gains/losses on securities and foreign exchange resulted in a gain of NOK 9 million, an improvement of NOK 2 million on last year's corresponding figure. Gains on securities totaled NOK 10 million, while losses from changes in exchange rates came to NOK 1 million.

Payroll and general administration expenses totaled NOK 24 million, up NOK 2 million on last year's first quarter figure. Depreciation and other operating costs amounted to NOK 4 million and NOK 3 million, respectively.

The accounts show an operating profit of NOK 56 million after taxes, which is NOK 9 million down on last year's first quarter performance.

BALANCE SHEET

The largest changes in the composition of total assets since year-end have been a decline of NOK 3.1 billion in lendings and an increase of NOK 10.8 billion in holdings of commercial paper and bonds.

At the end of March the Group had a capital adequacy ratio of 24.6%, against 27.1% at the same time last year, while the year-end figure was 25%.

STATEMENTS OF INCOME (condensed)

(in NOK millions)	Group For the three months ended March 31, (unaudited) 2002	 2001	 For the year ended Dec. 31, 2001
Interest and related income	647	1,414	4,717
Interest and related expenses	548	1,300	4,257
Net interest income	99	114	460
Commissions and expenses related to banking services	1	2	7
Net gains/(losses) on investments and foreign currencies	9	2	5
Other income	2	2	6
Salaries and other administrative expenses	24	22	98
Depreciation on fixed assets and intangible fixed assets	4	1	12
Other expenses	3	3	10
Realized loan losses	0	0	0
Income before taxes	78	90	343
Income taxes	22	25	94
Net income	**56**	**65**	**249**

The accompanying notes are an integral part of these financial statements.

Exhibit Index is on page 3

BALANCE SHEETS (condensed)

(in NOK millions)	Group March 31, (unaudited) 2002	Dec. 31, 2001
Loans and receivables due from credit institutions	4,337	4,450
Loans and receivables due from customers	47,098	50,206
Securities	40,301	29,549
Investments in shares	1	0
Intangible fixed assets	3	3
Fixed assets	154	152
Other assets	132	134
Prepayments and accrued revenues	539	633
Total assets	**92,565**	**85,127**
Liabilities to financial institutions	0	0
Borrowings through the issue of securities	80,600	73,272
Other liabilities	6,322	6,100
Accrued interest payable and deferred revenues	400	492
Provisions	18	18
Subordinated debt	1,920	1,976
Preferred capital securities	881	901
Total liabilities	90,141	82,759
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	612	612
Retained earnings	56	0
Total shareholders' equity	2,424	2,368
Total liabilities and shareholders' equity	**92,565**	**85,127**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS (unaudited)

1. Accounting principles

The accounts are presented in accordance with generally accepted accounting practice and in line with accounting legislation and regulations.

The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS. The consolidated accounts for the two companies are prepared applying the purchase method. Kommunekreditt Norge AS is incorporated in the accounts of Eksportfinans ASA applying the equity method, which means that the income recorded by Kommunekreditt Norge AS is included as "Income from investments in subsidiaries".

2. Capital adequacy

Capital adequacy is calculated in accordance with the regulations in force from the Banking, Insurance and Securities Commission. According to the regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group			
(in NOK millions)	March 31, 2002		Dec. 31, 2001	
	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	79,466	14,873	80,134	14,968
Off-balance sheet items		622		1,355
Total risk-weighted value banking portfolio		15,495		16,323
Total risk-weighted value trading portfolio		1,822		790
Total currency risk		7		0
Total risk-weighted value		17,324		17,113

The Company's risk capital

	Group			
(in NOK millions and in per cent of total risk-weighted value)	March 31, 2002		Dec. 31, 2001	
Core capital (share capital, other equity and preferred capital securities)	3,273	18.9%	3,254	19.0%
Additional capital (subordinated loan capital)	995	5.7%	1,029	6.0%
Deducted items	0	0	0	0
Total risk capital	4,268	24.6%	4,283	25.0%

3. Loans and receivables due from credit institutions

	Group	
NOK millions)	March 31, 2002	Dec. 31, 2001
Bank deposits	2,304	2,416
Reverse repos with credit institutions	718	734
Loans (also incl. in note 4)	1,315	1,300
Total	4,337	4,450

4. Loans

(in NOK millions)	Group March 31, 2002	Dec. 31, 2001
Loans due from credit institutions	1,315	1,300
Loans due from customers	47,098	50,206
Total	48,413	51,506
Commercial loans	43,608	46,560
Government-supported loans	4,805	4,946
Total	48,413	51,506
Capital goods	6,694	6,881
Ships	9,962	10,218
Export-related and international activities [1)]	7,559	9,522
Financing on behalf of the government [2)]	157	160
Loans to Norwegian local government sector	24,041	24,725
Total	48,413	51,506

1) Export-related and international activities consists of loans to the following categories:

(in NOK millions)	March 31, 2002	Dec. 31, 2001
Oil and gas	721	590
Pulp and paper	1,674	1,694
Engineering and construction	12	541
Aluminum, chemicals and minerals	141	142
Pharmaceuticals	197	222
Aviation and shipping	4,154	5,069
Other categories	660	1,264
Total	7,559	9,522

2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund (IMF), provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

5. Securities

(in NOK millions)	Group March 31, 2002	Dec. 31, 2001
Trading portfolio	13,061	4,977
Securities	26,189	23,508
Securities held to maturity	1,051	1,064
Total	40,301	29,549

6. Other assets

	Group	
(in NOK millions)	March 31, 2002	Dec. 31, 2001
Interim account 108 Agreement	49	56
Miscellaneous	83	78
Total	132	134

7. Borrowings through the issue of securities

	Group	
(in NOK millions)	March 31, 2002	Dec. 31, 2001
Short-term debt	29,204	19,345
Long-term debt	51,396	53,927
Total	80,600	73,272

8. Other liabilities

	Group	
(in NOK millions)	March 31, 2002	Dec. 31, 2001
Exchange rate adjustments for derivatives	5,960	5,737
Miscellaneous	362	363
Total	6,322	6,100

RATIOS AND KEY FIGURES

(in NOK millions, except percentages)		Group For the three months ended March 31, 2002	2001
	OPERATING STATISTICS		
1.	Net interest income and credit commission income	99	114
2.	Income before taxes	78	90
3.	Return on equity	9.4%	11.5%
4.	Net return on average assets and liabilities	0.38%	0.37%
5.	Net operating expenses/average assets	0.13%	0.11%

		Group March 31, 2002	Dec. 31, 2001
	BALANCE SHEET STATISTICS		
6.	Total assets	92,565	85,128
7.	Total loans outstanding	48,413	51,506
8.	New loans disbursed	1,726	16,036
9.	New long-term borrowing	2,102	16,357
10.	Borrowers/guarantors public sector share	64.5%	62.6%
11.	Capital adequacy	24.6%	25.0%
12.	Exchange rate NOK/USD	8.8077	9.0116

Definitions:

3. Net income after taxes/average equity.
4. Average interest rate on assets less average interest rate on liabilities.
5. Net operating expenses (administrative and operating expenses + depreciation - rental income)/average assets.
7. Consists of "Loans and receivables due from customers" and part of "Loans and receivables due from credit institutions" in the balance sheet.